

Mail Stop 3720

October 21, 2008

Bent Helvang
Chairman
Bark Group, Inc.
Ostergade 17-19, 3rd Floor
DK-1100 Copenhagen K
DENMARK

Re: Bark Group, Inc.
         Amendment No. 4 to Registration Statement on Form S-1
         Filed October 15, 2008
         File No. 333-150526

Dear Mr. Helvang:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to prior comment one that the company now believes it will have sufficient distribution for trading on the OTC Bulletin Board, even if the repurchase right is exercised, as a result of share transfers completed by Bark Holding Ltd. and Venture Capital Alliance Ltd. We also note your response that each purchasing shareholder was required to execute a share transfer agreement.

Please disclose the material terms of such transfer agreements and whether there exist any provisions for such shares to be returned to the distributing shareholders, as we note the disclosure on page 46 indicating that the repurchase right associated with the $10 million financing was to enable the shareholders of Bark Corporation to avoid dilution. If no provisions for the return of shares exist, please revise your disclosure to clarify the circumstances surrounding the decision of at least two Bark Corporation shareholders to allow such dilution.

Risk Factors, page 13
If we do not raise $10 million in equity financing…, page 17

2.   We note that you filed this amendment after September 30, 2008. Please update in this location and throughout your registration statement to reflect the current status of the repurchase option.

Reverse Acquisition Transaction of Bark Corporation, page 44

3.   We note the disclosure on page 46 indicating that the repurchase right associated with the $10 million financing was to enable the shareholders of Bark Corporation to avoid dilution. If the repurchase right has not been effected, please revise your disclosure on page 46 to clarify the likelihood of the repurchase right in light of the maximum offering price for shares in this offering ($2.50), as well as how the minimum per share price in your proposed $10 million financing ($3.50) was determined.

Consolidated Statements of Operations, page F-23

4.   We note that you present consolidated net loss on the face of the income statement. Please refer to SAB Topic 6B and revise to present a separate line on the face of the income statement to disclose income applicable to common shareholders. Please revise accordingly in all applicable areas of your document.

*****

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Christine Adams, Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Staff Attorney, at (202) 551-3399, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Michael H. Taylor, Esq.
        Fax: (604) 685-7084